Exhibit (a)(7)

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

Dear Stockholder:

We are pleased to inform you that Online Resources Corporation (the “Company”) has entered into a Transaction Agreement, dated January 30, 2013 (the “Transaction Agreement”), with ACI Worldwide, Inc. (“ACI”) and Ocelot Acquisition Corp. (“Purchaser”), a direct wholly-owned direct subsidiary of ACI, which provides for the acquisition of the Company by ACI.

Pursuant to the Transaction Agreement, Purchaser commenced a tender offer (the “Offer”) pursuant to which Purchaser has offered to purchase all of the outstanding shares of the Company’s common stock (the, “Shares”), at a price per Share of $3.85 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on Friday, March 8, 2013, subject to extension in certain circumstances as required or permitted by the Transaction Agreement and applicable law.

The Transaction Agreement provides, among other things, that after the successful completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). In the Merger, all Shares not purchased in the Offer (other than Shares that are owned by the Company, ACI, Purchaser and any of their respective subsidiaries, and Shares owned by any stockholder of the Company who is entitled to demand and who properly demands their statutory appraisal rights under Delaware law) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company unanimously (1) determined that the transactions contemplated by the Transaction Agreement are fair to and in the best interests of the Company and the Company’s stockholders; (2) approved the transactions contemplated by the Transaction Agreement; and (3) determined to recommend that the Company stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In addition to the enclosed Schedule 14D-9, also enclosed are Purchaser’s Offer to Purchase, together with related materials to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these materials carefully.

On behalf of the Board of Directors of the Company, we thank you for your support.

Sincerely,

/s/ John C. Dorman
John C. Dorman
Chairman